June 6, 2007


WALL ST
BROAD ST

# Domestic Markets in Review: April 2007

U.S. stock market indices posted strong gains in April, driven by better-than-expected company earnings, a sustained flow of corporate takeover deals and signs that business investment might be recovering going into the second quarter. The Dow Jones Industrial Average burst through the 13,000 level for the first time on April 25th and other indexes, with the exception of the NASDAQ OTC Composite, also reached record levels. Fixed income markets had solid performances, too, on news of a slowing economy.

## Sit Fund Named Best Minnesota Municipal Debt Fund

Lipper has named the Sit Minnesota Tax-Free Income Fund the 2007 Best Minnesota Municipal Debt Fund.

LIPPER FUND AWARDS US 2007

- Sit Minnesota Tax-Free Income Fund Overview

© REUTERS. Click for Restrictions

# May Performance Returns Available

Sit Mutual Funds' May 2007 performance returns are available. To view the results go to the Performance page.

The Sit Mutual Funds are managed by Sit Investment Associates, Inc., which has been operating under the highest ethical and professional standards since it was founded in 1981 by Eugene C. Sit. We maintain an uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our investment process.

**First Quarter 2007 Fund Information**

In-depth statistical information about the Funds' performance and portfolio structure is available as of the first quarter.


TwinCities
BUSINESS
The Journey of Gene Sit

Twin Cities Business Magazine features Chairman and Chief Investment Officer Gene Sit in a recent issue.

- Printable Version

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